Exhibit 99.10

Disclosure of Transactions in Own Shares

Paris, November 29th, 2018 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from November 22, 2018 to November 28, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
22.11.2018	629,050	49.0772	30,872,013	XPAR
22.11.2018	148,319	49.0743	7,278,651	CHIX
22.11.2018	47,114	49.0629	2,311,549	TRQX
22.11.2018	33,593	49.0462	1,647,609	BATE
23.11.2018	894,239	48.1741	43,079,159	XPAR
23.11.2018	223,424	48.0963	10,745,868	CHIX
23.11.2018	69,502	48.1210	3,344,506	TRQX
23.11.2018	149,502	48.0851	7,188,819	BATE
26.11.2018	458,705	48.2797	22,146,140	XPAR
26.11.2018	33,256	48.2579	1,604,865	CHIX
26.11.2018	20,000	48.2829	965,658	TRQX
26.11.2018	20,000	48.2845	965,690	BATE
27.11.2018	648,205	48.0918	31,173,345	XPAR
27.11.2018	105,945	48.0590	5,091,611	CHIX
27.11.2018	35,000	48.0859	1,683,007	TRQX
27.11.2018	35,000	48.0865	1,683,028	BATE
28.11.2018	468,087	48.2232	22,572,653	XPAR
28.11.2018	59,958	48.2268	2,891,582	CHIX
28.11.2018	30,000	48.2317	1,446,951	TRQX
28.11.2018	30,000	48.2337	1,447,011	BATE
Total	4,138,899	48.3558	200,139,713

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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